1585 Broadway New York, New York 10036

CONFIDENTIAL TREATMENT OF CERTAIN DESIGNATED PORTIONS OF THIS LETTER HAS BEEN REQUESTED BY MORGAN STANLEY. SUCH CONFIDENTIAL PORTIONS HAVE BEEN OMITTED, AS INDICATED BY [*] IN THE TEXT, AND SUBMITTED TO THE COMMISSION.

November 27, 2007

By U.S. Mail & Facsimile to 202-772-9368

Mr. John Hartz

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, DC 20549

Re:	Form 10-K for the Fiscal Year Ended November 30, 2006
Form 10-Q for the Fiscal Quarter Ended February 28, 2007
File No. 001-11758

Dear Mr. Hartz:

Morgan Stanley (the “Company”) is pleased to respond to your letter of August 30, 2007, concerning its Annual Report on Form 10-K for the fiscal year ended November 30, 2006 (“Form 10-K”) and Quarterly Report on Form 10-Q for the fiscal quarter ended February 28, 2007 (“Form 10-Q”). For your convenience, we have restated your comments below.

As you are aware, recent events in the subprime market segment have impacted the Company. As a result of these recent market events, the Company filed two Current Reports on Form 8-K during the month of November 2007 related to its subprime positions. Accordingly, the Company has responded to this request by providing the data included in those Form 8-K filings, which is as of October 31, 2007, as that is the most recent data that is readily available for certain of the information requested. However, for certain other data, information is provided as of August 31, 2007, as that is the most recent date for which information is readily available at the level of disaggregation requested.

In addition, we note that the Company has quantified the carrying values and/or net exposures related to its positions in subprime related securities, derivatives, and whole loans as of October 31, 2007. Given the dynamic and evolving nature of market conditions, it is likely that the amounts quantified as of October 31, 2007 have changed in the intervening period. Additionally, the Company will consider supplemental disclosures in the preparation of its Annual Report on Form 10-K for the fiscal year ended November 30, 2007 given recent market events.

Finally, the Company would like to preface its response by noting that Saxon Capital, Inc. (“Saxon”) was acquired on December 4, 2006. Accordingly, the data provided in this response for periods prior to December 4, 2006 excludes balances related to Saxon.

Form 10-K for the year ended November 30, 2006

Note 4. Collateralized and Securitization Transactions, page 126

1.	We note from the disclosures on page 4, 127 and 162 that you originate, trade, make markets and take proprietary positions in, and act as principal with respect to, mortgage related and real estate loan products. We further note on page 4 that in December 2006 you acquired Saxon Capital, Inc., a servicer and originator of subprime residential mortgage loans. We also note that you provide financing to customers for residential real estate loan products. It is unclear from your document the exposure you have to subprime loans.

Although there may be differing definitions of subprime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

-	A rate above prime to borrowers who do not qualify for prime rate loans;

-	Borrowers with low credit ratings (FICO scores);

-	Interest-only or negative amortizing loans;

-	Unconventionally high initial loan-to-value ratios;

-	Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;

-	Borrowers with less than conventional documentation of their income and/or net assets;

-	Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;

-	Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

Based on your current public disclosures, it is possible that more clarity about your exposure to any subprime loans could be helpful. Regardless of the materiality of your exposure, we respectfully request that you provide us with the supplemental information about your involvement in subprime loans.

Preface your response by how you specifically define your subprime loans in practice, if at all. However, we ask that you consider the above definition, in general, as part of your response. In other words, we request that the information you provide be based, more or less, on the above definition. Where it does not, please provide specific guidance. This request may be hard for you to provide on a timely basis. Please consider alternative information that may address the concern, at least in part, but which can be readily provided.

Response A:

The Company’s exposure to subprime activity is almost entirely concentrated in the United States, through direct relationships with borrowers or otherwise. Therefore, the responses included herein are focused on the Company’s U.S. subprime exposure, whether that exposure is held by U.S. or non-U.S. subsidiaries.

The Company has adopted and implemented the Interagency Guidance on Subprime Lending as well as the Fannie Mae and Freddie Mac (FNMA and FHLMC are collectively referred to as Government Sponsored Entities, or “GSEs”) Statements on Subprime Lending and Responsible Lending (collectively the “Subprime Guidance”). The Subprime Guidance generally defines a subprime mortgage as a real property secured loan made to a borrower (or borrowers) with a diminished or impaired credit rating or with a limited credit history. A borrower’s credit history is reflected in their credit report and routinely converted into a numerical credit score often referred to as a Fair Isaac Corporation (or “FICO”) score. Generally, a loan made to a borrower with a FICO score or other credit score below [*] has historically been considered subprime and many loans made to borrowers above [*] may also be considered subprime if the loan exhibits other high risk factors (often referred to as risk layering). Examples of risk factors include loans where: (a) the borrower is at the maximum loan-to-value (“LTV”) or combined LTV (“CLTV”) for the loan program (generally any LTV above 80% for a first lien or CLTV above 90% for a junior lien) would be considered a layered risk factor; (b) the loan has reduced or limited income documentation; (c) the loan is at or near the maximum debt-to-income (“DTI”) ratio (generally the maximum DTI ratio for subprime loans is 50-55%) for the loan program; (d) the occupancy type for the loan is other than the borrower’s primary residence. There are many other risk layering factors, including borrowers who have purchased multiple properties or have taken previous equity withdrawal (cash out) refinancings within the last 12-24 month period, non-arm’s length purchase transactions and unsupported or high risk collateral properties, among others.

For certain of the features that are listed in question 1 above, we believe the feature, in isolation, would not result in a loan being classified as subprime. For example, we do not believe the fact that a loan has a prepayment penalty would necessarily result in that loan being classified as subprime. However, the factors you have listed in your definition are layered risk factors the Company considers in conjunction with a borrower’s FICO score in addition to those discussed above that determine whether the loan would be classified as subprime.

Pursuant to the Subprime Guidance, for loan applications taken after September 13, 2007, the GSEs will generally consider mortgage loans with a credit score above 660 that have additional risk layering terms or features to fall within the definition of subprime. However, it should be noted that prior to September 2007, the Company utilized a FICO score threshold of [*]. Thus, the data provided in this response includes loans with FICO scores above [*] only if the loan has one or more of the additional layered risk factors described above.

Please provide us with a comprehensive analysis of your exposure to subprime residential loans. In particular:

-	Provide us with your risk management philosophy as it specifically relates to subprime loans. Please address:

•	Your origination policies;

•	The purchase, securitization and retained interests in loans;

•	Investments in subprime mortgage-backed securities; and

•	Loans to, commitments to, and investments in subprime lenders.

Response B:

The Company’s risk management policy and control structure is described in detail in “Quantitative and Qualitative Disclosures about Market Risk – Risk Management” in Part II, Item 7A of the Form 10-K. The risk management philosophy and procedures related to subprime loans are consistent with those general philosophies and procedures. In response to your request, we have elaborated on the specific policies and procedures related to subprime loans. However, we believe that the discussion in Item 7A, beginning on page 93 of the Form 10-K provides a comprehensive description of the Company’s risk management philosophy and procedures, and this response should be read in conjunction with that disclosure.

Origination policies

The philosophy of the Company’s origination process is to ensure that loans originated by the Company meet acceptable and prescribed eligibility and underwriting criteria. Towards that end, a loan evaluation process is adopted within a framework of credit underwriting policies and collateral valuation. The Company’s underwriting policy is designed to ensure that all borrowers pass an assessment of capacity and willingness to pay, which includes an analysis of applicable industry standard credit scoring models (e.g., FICO scores), debt ratios and reserves of the borrower. Loan-to-collateral value ratios are determined based on independent third-party property appraisal/valuations, and security lien position is established through title/ownership reports. As part of the mortgage lending business strategy, almost all loans are sold in the secondary market through securitizations and whole loan sales.

The purchase, securitization and retained interests in loans; and investments in subprime mortgage-backed securities

All residential mortgages, whether purchased or originated, are carried at fair value. The most common disposition strategy utilized by the Company for such positions is securitization. The Company typically retains certain of the lower-rated securities of such securitizations, often referred to as residual tranche securities.

In addition to whole loan positions and residual interests in securitizations sponsored by the Company, the Company invests in subprime mortgage-backed securities or collateralized debt obligation (“CDOs”) securities that are in whole or in part backed by subprime loans or subprime backed securities. In addition, the Company enters into derivative transactions whose value is based in whole or in part on subprime mortgages or subprime-backed securities. In addition, the Company underwrites securities issued by CDOs.

All such positions, whether whole loans, investments in securities, or derivatives, are reported daily to senior management via the Company’s daily risk aggregation and reporting system. These reports are distributed to certain members of the respective Business Units (“BUs”), Market Risk Department (“MRD”), Credit Risk Department and Financial Control Group.

Position risk limits have been established and are monitored at the trading desk and BU level. Limits are discussed with members of the BU, MRD and management, to ensure appropriateness. When the limits are approved, they are implemented in the Company’s daily risk reporting process. The limit structure is reviewed periodically with members of the BU, MRD and management.

Trading desks employ various risk hedging and risk transfer techniques. Interest rate risks are generally hedged. Spread risk and other risks arising from subprime product are hedged or traded as appropriate. Products utilized to execute hedging strategies for subprime positions include interest rate products such as futures and swaps, and credit instruments such as credit default swaps and actively traded indices such as the ABX.

The Company utilizes the statistical technique known as value-at-risk (“VaR”) as one of the tools used to measure, monitor and review the market risk exposures to its trading and other portfolios. The MRD calculates and distributes daily VaR-based risk measures to various levels of management. The MRD independently reviews the Company’s trading and other portfolios on a regular basis from a market risk perspective utilizing VaR and other quantitative and qualitative risk measures and analyses. The Company’s trading and other businesses and the MRD also use, as appropriate, measures such as sensitivity to changes in interest rates, prices, implied volatilities and time decay to monitor and report market risk exposures. Stress testing, which measures the impact on the value of existing portfolios of specified changes in market factors for certain products, is performed periodically and is reviewed by trading division risk managers, desk risk managers and the MRD. The MRD also conducts macro scenario analyses, which estimate the Company’s revenue sensitivity to a set of specific, predefined market and geopolitical events. In addition, the Company also monitors its net exposure when evaluating risks associated with its trading and other portfolios. Net exposure is defined broadly as the potential loss (or gain) to the Company in a 100 percent default scenario, assuming zero recovery.

Loans to, commitments to, and investments in subprime lenders

The Company provides financing to mortgage originators collateralized by residential mortgage loans. Under these arrangements, the Company requires originators to provide collateral in excess of the monies advanced, and values the collateral on a routine basis to ensure that the value of the collateral exceeds the value of the monies advanced in accordance with the collateral agreements. Due diligence is performed prior to initiating a warehouse loan commitment facility, and this due diligence includes a review of the counterparty’s credit underwriting, origination, operations, quality control and servicing functions.

-	Quantify your portfolio of subprime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for subprime definition, in other words, subject to payment increase, high LTV ratio, interest only, negative amortizing, and so on.

Response C:

As discussed, the Company applies a “risk layering” approach to classifying its mortgage portfolio. Under that approach, mortgage loans with a FICO score below a certain threshold are automatically considered subprime, while mortgage loans above that threshold are considered subprime if one or more high risk factors are present. While the Company recently has revised its definition of subprime to include all mortgage loans with FICO scores lower than [*] as subprime, the information we have supplied is stratified based on the previously used definition, which considered a loan above [*] to be subprime only if additional risk factors were present. The Company’s portfolio of subprime residential mortgage loans is carried at fair value. [*]:

[*]

As discussed, the Company utilizes a risk layering approach in determining the subprime classification of a loan. Accordingly, it is likely that a loan may be considered subprime because of a combination of risk factors. Given the multitude of risk factor permutations, it is impractical to stratify by underlying reason for subprime classification. Accordingly, the above table has been stratified into two categories: loans that are considered subprime simply due to FICO score, and loans that are considered subprime due to the presence of one or more other risk factors.

The Company carries these loans at fair value, which was [*] and [*] at August 31, 2007 and November 30, 2006, respectively. On November 7, 2007, the Company issued a press release and filed a Current Report on Form 8-K (“November 7 Form 8-K”) regarding its trading subprime exposure, which is included in this letter as Attachment A. As detailed in the November 7 Form 8-K, the Company’s whole loan subprime exposure as of August 31, 2007 was approximately $2.9 billion. The difference between the [*] carrying value of loans as of August 31, 2007 referenced above and the $2.9 billion whole loan subprime exposure in the November 7 Form 8-K represents [*] related to securitizations recorded as secured borrowings within the Company’s consolidated statement of financial condition based on an analysis of the sale criteria in Statement of Financial Accounting Standards No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Such amounts are associated with securitizations that were transacted by Saxon prior to its acquisition by the Company. The Company believes this distinction is meaningful as such loans have been legally transferred into securitization trusts and the liabilities issued by these trusts do not have recourse to the general credit of the Company. Accordingly, when evaluating the risks with respect to such loans, the Company does not view itself as having exposure for the full value of the loans, but instead views its exposure as limited to the fair value of any investments it holds in the securitization trusts to which these loans have been transferred. As such, the Company excludes the loans related to securitizations accounted for as secured borrowings when quantifying its subprime whole loan exposure.

-	Quantify the following regarding subprime residential mortgages. Explain how you define each category;

•	Non-performing loans;

•	Non-accrual loans;

•	The allowance for loan losses; and

•	The most recent provision for loan losses.

Response D:

The Company defines non-performing and non-accrual loans synonymously as loans for which interest or principal is 90 days past due. The unpaid principal balance for such loans was [*] and [*] as of August 31, 2007 and November 30, 2006, respectively. The carrying value (and fair value) of such amounts was [*] and [*] as of August 31, 2007 and November 30, 2006, respectively.

The Company carries all mortgage loans at fair value. Accordingly, the Company does not maintain an allowance for loan losses and does not record a provision for loan losses.

-	Quantify the principal amount and nature of any retained securitized interests in subprime residential mortgages.

Response E:

The fair value of retained interests in securitized subprime residential mortgages was [*] as of August 31, 2007 and [*] as of November 30, 2006. The balance at both dates consisted primarily of residual interests in subprime securitizations.

-	Quantify your investments in any securities backed by subprime mortgages.

Response F:

The carrying value of the Company’s trading positions in subprime related securities or derivatives totaled $7.8 billion and [*] as of October 31, 2007 and November 30, 2006, respectively. Such amounts exclude the Company’s positions in subprime whole loans of $1.5 billion and [*] as of October 31, 2007 and November 30, 2006, respectively. All such positions, whether investments in securities or derivative instruments, are carried at fair value. Further information regarding the Company’s trading positions in subprime related securities, derivatives, and loans can be found in the November 7 Form 8-K, which is included as Attachment A to this letter.

In addition, the Company holds subprime related securities in the investment portfolios of its bank subsidiaries. Such investments, which are classified as “securities available for sale” in accordance with Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”), totaled $6.7 billion and [*] as of October 31, 2007 and November 30, 2006, respectively. On November 9, 2007, the Company filed a Current Report on Form 8-K (“November 9 Form 8-K”) regarding the subprime related securities held in its available-for-sale portfolio, which is included as Attachment B to this letter.

-	Quantify the current delinquencies in retained securitized subprime residential mortgages

Response G:

Delinquency data is gathered at the level of the individual loan pools underlying specific retained interests. This information is utilized as one of the many inputs by the Company in calculating its estimates of implied cumulative losses. As discussed in the November 7

Form 8-K, these losses were in the market-observed range from 11-19 percent as of October 31, 2007, which serves as a meaningful benchmark in percentage terms as to the impact of the delinquency information on the Company’s retained interests. However, the Company does not capture delinquency data in dollar terms for the aggregate population of all securitizations in which we hold retained interests.

-	Quantify any write-offs/impairments related to retained interests in subprime residential mortgages

Response H:

The Company has exposure to the subprime sector through all of its positions in subprime related securities and derivatives, and not solely through its retained interests in securitizations. Accordingly, the Company believes it would be misleading to confine its response to retained interests, and is instead addressing all of its positions in this response, whether those positions are retained interests or not. Since the subprime market sector turmoil and the resulting trading losses are a recent event, the Company has only quantified trading gains and losses for the current year.

With the exception of securities held in the Company’s available-for-sale portfolio, all of the Company’s subprime related positions are carried at fair value, with changes in fair value recognized in earnings. For such positions, the Company records both unrealized gains and losses in income. As discussed in the November 7 Form 8-K, the Company’s revenues for the two months ended October 31, 2007 were reduced by $3.7 billion as a result of net declines in value associated with its subprime related trading positions.

In accordance with SFAS 115, the subprime related securities which are held in the Company’s available-for-sale portfolio are carried at fair value, with unrealized gains and losses recorded in Accumulated other comprehensive income, a component of shareholders’ equity. The Company monitors such positions for other-than-temporary impairment, and records a charge to earnings where impairment is deemed to be other-than-temporary. [*] As discussed in the November 9 Form 8-K, the subprime positions held in the Company’s available-for-sale portfolio as of that date were not in the segment of the market that have recently experienced dramatic declines; however, the Company continues to monitor this portfolio for other-than-temporary impairment.

-	Please address all involvement with special purpose entities and variable interest entities and quantify the subprime exposure related to such entities, regardless of whether they are consolidated for the purpose of generally accepted accounting principles.

Response I:

The Company’s involvement with special purpose entities (“SPEs”) and variable interest entities (“VIEs”) is discussed in notes 3 and 11 of our financial statements in our Form 10-Q and notes 4 and 19 of our Form 10-K. In relation to subprime loans, the Company’s involvement with SPEs/VIEs consists primarily of the following activities.

•

The Company engages in securitization activities related to subprime loans and subprime backed securities and may act as an underwriter of beneficial interests issued by securitization vehicles. The Company may transfer whole loans into SPEs/VIEs, hold one or more classes of securities issued by such securitization vehicles (including residual tranche securities) and may also enter derivative agreements with such securitization vehicles.

•	The Company purchases and sells (in both a market making and a proprietary trading capacity) subprime backed securities issued by SPEs/VIEs, whether such vehicles are sponsored by the Company or not.

•	The Company enters into derivative transactions with SPEs/VIEs (not sponsored by the Company) that hold subprime related assets.

•	The Company provides warehouse financing to CDOs and collateralized loan obligations (“CLOs”).

•	The Company enters into derivative agreements with non SPE/VIEs, whose value is derived from securities issued by SPEs/VIEs.

•	The Company services assets held by SPEs/VIEs, or may hold servicing rights related to assets held by SPEs/VIEs that are serviced by others under subservicing arrangements.

•	The Company serves as an asset manager to various investment funds. These funds may invest in securities that are backed in whole or in part by subprime loans.

In general, with the exception of the exposure related to whole loan positions discussed in Response C above, virtually all of the Company’s subprime exposure relates to SPEs/VIEs, whether directly or indirectly. The Company has quantified its non-whole loan subprime exposure in Response F. Note, however, that the amounts quantified in Response F relate to direct, contractual exposure held by the Company. Accordingly, such amounts do not include subprime related securities or derivatives held by investment funds for which the Company acts solely as an asset manager.

-	Quantify and describe any and all potential repurchase commitments you have regarding subprime residential mortgages.

Response J:

The Company could be required to repurchase transferred loans in connection with two primary types of representations and warranties.

First, certain whole loan transfers are made with early default representations. In connection with such representations, the Company could be required to repurchase a transferred loan if it defaults within a specified time period. The Company’s maximum potential commitment under such arrangements was de minimus as of August 31, 2007 and November 30, 2006.

Second, as part of the Company’s securitization activities, the Company provides representations and warranties that certain securitized assets conform to specified guidelines. The Company may be required to repurchase such assets or indemnify the purchaser against losses if the assets do not meet certain conforming guidelines. The Company performs due diligence to ensure that asset guideline qualifications are met, and, to the extent the Company has acquired such assets to be securitized from other parties, the Company seeks to obtain its own representations and warranties regarding the assets. The maximum potential amount of future payments the Company could be required to make would be equal to the current outstanding balances of all assets subject to such securitization activities. Repurchases and indemnification payments under such arrangements are historically de minimus.

-	Quantify and describe any loans to, commitments in, or investments in subprime lenders. Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

Response K:

The Company provides warehouse financing to entities collateralized by residential mortgage loans. Under these line of credit arrangements, the Company requires those entities to provide collateral in excess of the monies advanced. The Company values the collateral on a regular basis to ensure that the value of the collateral exceeds the value of the monies advanced in accordance with the collateral agreements. The Company’s commitments under such arrangements totaled [*] and [*] as of August 31, 2007 and November 30, 2006, respectively. Funded amounts under such arrangements totaled [*] and [*] as of August 31, 2007 and November 30, 2006, respectively. Given the highly collateralized and short term nature of such arrangements, and the routine monitoring of collateral, the Company’s losses under such arrangements are historically de minimus.

In addition, the Company is committed to enter into derivative arrangements with a commercial paper conduit that provides warehouse financing to subprime lenders, where such derivatives are linked to the performance of the conduit’s loans to the subprime lenders. At both August 31, 2007 and November 30, 2006, the notional amount of the derivatives entered into by the Company under such commitments totaled [*]. Such derivative positions are carried at fair value, with changes in fair value recognized in earnings.

The Company also purchases pools of subprime mortgages as part of bulk purchases from major subprime originators and subsequently securitizes such pools. The commitments to purchase these loans are carried at fair value. The notional balance of the commitment to purchase loans was [*] and [*] as of August 31, 2007 and November 30, 2006, respectively.

-	Quantify your revenues from involvement in subprime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Response L:

The following table provides a summary of the Company’s revenues from its involvement in subprime loans. Additional information regarding the Company’s subprime pre-tax profits and losses is included in the November 7 Form 8-K.

[*]

-	Where we have asked you to quantify amounts as of a point in time, please do so as of the end of the last fiscal year and as of the most recent date practicable.

Where we have asked you to quantify amounts for a period, please provide this for the last three fiscal years and any more recent period if practicable. If you believe that you have provided any of the information requested in public filings, please direct us to such disclosures.

The above list is not intended to be all encompassing. To the extent that you are aware of other asset quality or performance information, or other factors that provide material information about your involvement with subprime residential mortgage loans, please provide that information as well.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in subprime lending, is remote, please explain. If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement.

If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

Response M:

The Company discusses its involvement in real estate lending products in Item 1A, Risk Factors (“Risk Factors”), of its Form 10-K. In addition, the footnotes to the Company’s financial statements in its Form 10-K filing discuss the Company’s concentrations of credit risk. That disclosure includes a discussion regarding the Company’s involvement in loans with non-traditional features that may give rise to additional credit risk. Lastly, the Company often references its trading results from securitized products in the Management Discussion and Analysis (“MD&A”) sections of its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q when such results are material to an understanding of the Company’s results for the relevant reporting period. For example, the MD&A of the Company’s Form 10-Q filing for the fiscal quarter ended August 31, 2007 contained the following disclosure:

Spread widening, lower liquidity and higher volatility resulted in lower origination, securitization and trading results across most credit product groups and also affected the performance of the Company’s hedging strategies. In particular, trading losses were sustained on certain high yield structured credit positions, which resulted from unfavorable positioning, widening credit spreads, and the difficult market conditions that existed during the quarter. Lower revenues from the Company’s residential and commercial mortgage loan activities also contributed to a decline in credit product revenues, reflecting the difficult market conditions referred to above, as well as continued concerns in the sub-prime mortgage loan sector.

As discussed in the responses above, the Company has filed two Current Reports on Form 8-K during the month of November related to subprime exposure given recent market activity and investor focus on this issue. In addition, as noted in the introduction to this letter, we note that market conditions are dynamic and continue to evolve, and we continue to monitor them and their impact closely. In light of this, we anticipate that we will address this matter in the Company’s Annual Report on Form 10-K for the fiscal year ended November 30, 2007, as this is a significant market event for this year. In formulating our disclosures, we will also consider the supplemental disclosures included herein as we prepare our Form 10-K.

Note 18. Fair Value Disclosures, page 24

2.	We note your table of assets and liabilities measured at fair value on a recurring basis as of February 28, 2007 as required by paragraph 32 of SFAS 157. In future filings please reconcile the items included in this table to your balance sheet and ensure that you have provided all the required disclosures of paragraph 18 of SFAS 159.

Response N:

The Company has modified its disclosure of assets and liabilities measured at fair value on a recurring basis to include information that explains the differences between the total amounts in the table and the corresponding asset and liability amounts included in the consolidated statement of financial condition. As noted in the disclosure, the majority of such differences relate to instruments within the same statement of financial condition caption that are not accounted for at fair value and, therefore, are excluded from the Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”) fair value disclosure tables. The modified disclosures were included in Note 18 to the Company’s condensed consolidated financial statements in its Form 10-Q for the quarter ended August 31, 2007 (see pages 38-39).

3.	We note your disclosure on page 38 regarding your assets and liabilities measured at fair value on a non-recurring basis. Your current disclosure refers the reader to notes 2 and 16 for further information, however, these notes and your note 18 do not appear to provide the information required in paragraph 33 of SFAS 157. Please revise future filings to disclose this information or tell us why you believe this information is not necessary.

Response O:

The Company did not record any material re-measurements of assets and liabilities measured at fair value on a non-recurring basis during the quarter and nine months ended August 31, 2007. To the extent that the Company records such measurements in the future, the Company will include the disclosures required under paragraph 33 of SFAS 157 in future filings.

4.	If material in future filings, include the disclosures pursuant to paragraph 18f of SFAS 159, for investments that would otherwise be required to be accounted for under the equity method, if you had not chosen the fair value option.

Response P:

To the extent that such investments are material in the future, the Company will include the disclosures required under paragraph 18f of Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities, in future filings.

*        *        *        *        *

In connection with responding to your comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by Staff;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Please feel free to contact me at 212-761-5656 or Paul C. Wirth, the Company’s Controller and Principal Accounting Officer, at 212-761-6686, if you would like further clarification or additional information.

Sincerely,

/s/ Colm Kelleher
Colm Kelleher
Executive Vice President and Chief Financial Officer

cc:	Melissa N. Rocha, Securities & Exchange Commission
Gregory G. Weaver, Deloitte & Touche, LLP
James V. Schnurr, Deloitte & Touche LLP

ATTACHMENT A

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 7, 2007

Morgan Stanley

(Exact Name of Registrant

as Specified in Charter)

Delaware	1-11758	36-3145972
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1585 Broadway, New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 761-4000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On November 7, 2007, Morgan Stanley (the “Company”) issued a press release announcing significant declines since August 31, 2007 in the fair value of its U.S. subprime related exposures as a result of the continued deterioration in the market and other market developments. As of August 31, 2007, the Company had $12.3 billion in U.S. subprime related balance sheet exposures representing $10.4 billion in net exposures. Net exposure as of October 31, 2007 was $6.0 billion. Net exposures are defined as potential loss to the Company in a 100 percent loss default scenario, with zero recovery. As a result of the decline in the fair value of these exposures, the Company has determined that the reduction in revenues for the two months ended October 31, 2007 attributable to the decline was $3.7 billion (representing a decline of approximately $2.5 billion in net income on an after-tax basis). The impact on the Company’s fourth quarter financial results from changes in the fair value of these exposures will depend on future market developments and could differ materially from the amounts noted. It is expected that market conditions will continue to evolve, and that the fair value of these exposures will frequently change and could further deteriorate.

A copy of the press release is being filed as Exhibit 99 to this Current Report on Form 8-K and is incorporated herein by reference in its entirety.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number
99	Press release of the Company dated November 7, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MORGAN STANLEY (Registrant)

Date: November 7, 2007	By:	/s/ Paul C. Wirth
	Name:	Paul C. Wirth
	Title:	Controller and Principal Accounting Officer

	Contact:	Media Relations	Media Relations

		Jeanmarie McFadden	Mark Lake

		212 762 6901	212 762 6927

Morgan Stanley			For Immediate Release

Provides Information Regarding Subprime Exposure

Continued Market Deterioration Since August Reduces Fair Value of Firm’s Subprime Exposure by $3.7 Billion – as of October 31, 2007

NEW YORK, November 7, 2007 – Morgan Stanley (NYSE: MS) today provided additional information about the Firm’s U.S. subprime related exposures, which have declined in value as a result of continued market deterioration since August 2007.

At the end of Morgan Stanley’s fiscal third quarter on August 31, 2007, the Firm had $12.3 billion in U.S. subprime related balance sheet exposures representing $10.4 billion in net exposures, as indicated in the attached table. Net exposure as of October 31, 2007 is $6.0 billion. Net exposures are defined as potential loss to the firm in a 100 percent loss default scenario, with zero recovery.

Since that time, the fair value of these exposures has declined as a result of the continued deterioration in market data, as reflected by the sharp decline in the ABX Indices, and other market developments, including updates to mortgage remittance data and cumulative loss forecasts. The declines in value are outlined in the attached table as of August 31, 2007 and October 31, 2007.

As a result of these declines in value, Morgan Stanley’s revenues for the two months ended October 31, 2007, were reduced by $3.7 billion (representing a decline of approximately $2.5 billion in net income on an after-tax basis). The actual impact on the Firm’s fourth quarter financial results, which will include results for the month of November, will depend on future market developments and could differ from the amounts noted.

While these writedowns will negatively impact the fourth quarter results in the Firm’s fixed income business, Morgan Stanley expects to deliver solid results in each of its other businesses, including Investment Banking, Equities, Global Wealth Management and Asset Management – subject to market conditions through the end of the year.

Valuation of Subprime Exposures

In determining the fair value of the Firm’s ABS CDO-related exposures – which represent the most senior tranches of the capital structure of subprime ABS CDOs – Morgan Stanley took into consideration observable data for relevant benchmark instruments in synthetic subprime markets. Deterioration of value in the benchmark instruments as well as the market developments referred to earlier have led to significant declines in the estimates of fair value. These declines reflect increases in implied cumulative losses across this portfolio. These loss levels are consistent with the cumulative losses implied by ABX Indices in the range between 11-19 percent. At a severity rate of 50 percent, these levels of cumulative loss imply defaults in the range of 40-50 percent of outstanding mortgages for 2005 and 2006 vintages.

In calculating the fair value of the Firm’s U.S. subprime mortgage related exposures – including loans, total rate-of-return swaps, ABS bonds (including subprime residuals) and ABS CDS – Morgan Stanley took into consideration observable transactions, the continued deterioration in market conditions, as reflected by the sharp decline in the ABX Indices, and other market developments, including updated cumulative loss data. The fair value of the ABS Bonds declined significantly, which was driven by increases in implied cumulative loss rates applied to subprime residuals at levels consistent with those implied by current market indicators.

It is expected that market conditions will continue to evolve, and that the fair value of these exposures will frequently change and could further deteriorate. Given these anticipated fluctuations, Morgan Stanley does not intend to update this information until it announces its fourth quarter 2007 earnings in December 2007. Investors also should not expect the Company to provide information about the results of future quarters in advance of scheduled quarterly earnings announcement dates.

Conference Call

The company will hold an analyst conference call today from 5:30 pm - 6:00 pm (ET). A live audio of the conference call will be available on the Morgan Stanley website at www.morganstanley.com or by dialing 1-877-391-6849 (passcode 45873077) in the United States. International callers dial 1-617-597-9298 (passcode 45873077). To listen to the playback dial: 1-888-286-8010 (pass code 98702509) within the United States or 1-617-801-6888 (passcode 98702509) internationally.

2

Morgan Stanley is a leading global financial services firm providing a wide range of investment banking, securities, investment management and wealth management services. The Firm’s employees serve clients worldwide including corporations, governments, institutions and individuals from more than 600 offices in 32 countries. For further information about Morgan Stanley, please visit www.morganstanley.com.

The information above contains forward-looking statements, including without limitation, statements about the expected effects of the ABX Index and the continued deterioration of the U.S. subprime markets since August 2007. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date on which they are made, which reflect management’s current estimates, projections, expectations or beliefs and which are subject to risks and uncertainties that may cause actual results to differ materially from those projected or anticipated. In making such statements, Morgan Stanley believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual results to differ materially from those expressed in, or implied by, these forward-looking statements, including, but not limited to, a further deterioration in U.S. subprime market conditions. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will occur, or if they do, what impact they will have on the results of operations or financial condition of Morgan Stanley.

More information about these factors is contained in Morgan Stanley’s filings with the Securities and Exchange Commission.

For a discussion of additional risks and uncertainties that may affect the future results of Morgan Stanley, please see “Forward-Looking Statements” immediately preceding Part I, Item 1, “Competition” and “Regulation” in Part I, Item 1, “Risk Factors “ in Part 1, Item 1A, “Legal Proceedings” in Part 1, Item 3, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Part II, Item 7 and “Quantitative and Qualitative Disclosures about Market Risk” in Part II, Item 7A of Morgan Stanley’s Annual Report on Form 10-K for the fiscal year ended November 30, 2006, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Morgan Stanley’s Quarterly Reports on Form 10-Q and other items throughout the Form 10-K and Morgan Stanley’s 2007 Current Reports on Form 8-K.

# # #

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Morgan Stanley

Subprime Analysis 2007

10/31/2007

			8/31/07		10/31/07
(in billions)	Statement of Financial Condition 8/31/07	Statement of Financial Condition 10/31/07	Profit and (Loss) Three Months Ended	Profit and (Loss) Nine Months Ended	Profit and (Loss) Two Months Ended	Profit and (Loss) Eleven Months Ended	Net Exposure(1) 08/31/07	Net Exposure(1) 10/31/07
Super Senior Exposure
High- Grade	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0
Mezzanine	$(1.8)	$(5.2)	$(1.9)	$(2.2)	$(3.4)	$(5.6)	$11.4	$8.3
CDO-Squared	$0.0	$(0.0)	$0.0	$0.0	$0.0	$0.0	$0.0	$0.1

Total ABS CDO Super Senior Exposure	$(1.8)	$(5.2)	$(1.9)	$(2.2)	$(3.4)	$(5.6)	$11.4	$8.4

Other Retained and Warehouse Exposure
ABS CDO CDS	$1.1	$1.7	$0.8	$1.0	$0.5	$1.5	$(2.9)	$(3.1)
ABS CDO Bonds	$1.6	$1.7	$(0.4)	$(0.3)	$(0.0)	$(0.3)	$1.6	$1.7
CDO Warehouse	$0.0	$0.0	$(0.0)	$(0.0)	$0.0	$(0.0)	$0.0	$0.0

Total Other Retained and Warehouse Exposure	$2.7	$3.4	$0.4	$0.7	$0.5	$1.2	$(1.3)	$(1.4)

Subtotal ABS CDO Related Exposure (2)	$0.9	$(1.8)	$(1.5)	$(1.5)	$(2.9)	$(4.4)	$10.1	$7.0

U.S. Subprime Mortgage Related Exposure
Loans	$2.9	$1.5	$(0.0)	$(0.1)	$(0.0)	$(0.1)	$2.9	$1.5
Total Rate of Return Swaps	$0.1	$(0.0)	$0.0	$0.1	$0.0	$0.1	$(0.7)	$(0.0)
ABS Bonds	$4.2	$3.0	$(0.7)	$(0.9)	$(1.9)	$(2.8)	$4.0	$3.0
ABS CDS	$4.2	$6.6	$2.3	$3.4	$1.1	$4.5	$(5.9)	$(5.5)

Subtotal U.S. Subprime Mortgage Related Exposure (3)	$11.4	$11.1	$1.6	$2.5	$(0.8)	$1.7	$0.3	$(1.0)

Total ABS CDO / Subprime Exposure	$12.3	$9.3	$0.1	$1.0	$(3.7)	$(2.7)	$10.4	$6.0

Notes:

(1)	Net Exposure is defined as potential loss to the Firm in an event of 100% default, assuming zero recovery. Positive amounts indicate potential loss (long position) in a default scenario. Negative amounts indicate potential gain (short position) in a default scenario.
(2)

In determining the fair value of the Firm’s ABS CDO-related exposures – which represent the most senior tranches of the capital structure of subprime ABS CDOs – Morgan Stanley took into consideration observable data for relevant benchmark instruments in synthetic sub prime markets. Deterioration of value in the benchmark instruments as well as the market developments referred to above have led to significant declines in the estimates of fair value. These declines reflect increase in implied losses across this portfolio. These implied loss levels are consistent with the losses in the range between 11%—19% implied by the ABX indices. These cumulative loss levels, at a severity rate of 50%, imply defaults in the range of 40—50% for 2005 and 2006 outstanding mortgages.

(3)	In calculating the fair value of the Firm’s U.S. sub-prime mortgage related exposures – including loans, total rate-of-return swaps, ABS bonds (including subprime residuals) and ABS CDS – Morgan Stanley took into consideration observable transactions, the continued deterioration in market data, as reflected by the sharp decline in the ABX indices, and other market developments, including updated cumulative loss data. The fair value of the ABS Bonds declined significantly, which were driven by increases in implied cumulative losses for subprime residuals to levels equivalent to those now seen in the market

ATTACHMENT B

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant To Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): November 9, 2007

Morgan Stanley

(Exact Name of Registrant

as Specified in Charter)

Delaware	1-11758	36-3145972
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1585 Broadway, New York, New York	10036
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (212) 761-4000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01.	Regulation FD Disclosure.

In response to market inquiries regarding Morgan Stanley’s (the “Company”) U.S. subprime related holdings following the Company’s press release dated November 7, 2007 (which described the effect of recent market dislocations on its trading portfolio), the Company is providing information regarding certain subprime related securities in the investment portfolios of Morgan Stanley Bank (Utah) and Morgan Stanley Trust FSB (collectively, the “Subsidiary Banks”). These portfolios do not include securities that are in the segment of the market that experienced dramatic declines in September and October. The portfolios contain no subprime whole loans, subprime residuals or CDOs. The securities in the Subsidiary Banks’ portfolios, which are predominantly classified as “securities available for sale” in accordance with SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, are part of the Company’s overall Treasury liquidity management portfolio.

At October 31, 2007, the balance sheet value of such securities held by the Subsidiary Banks was $6.7 billion. All but $10 million of the securities are AAA-rated residential mortgage-backed securities. Of the total amount, $5.2 billion are comprised of ABS bonds collateralized by first lien subprime mortgages of which $1.2 billion are further enhanced by FHLMC and AAA-rated monoline insurers. The remaining $1.5 billion of ABS bonds are collateralized by 2nd lien subprime mortgages and all but $67 million are enhanced by financial guarantees from AAA-rated monoline insurers.

The information disclosed under Item 7.01 of this Current Report on Form 8-K shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MORGAN STANLEY (Registrant)

Date: November 9, 2007	By:	/s/ Paul C. Wirth
	Name:	Paul C. Wirth
	Title:	Controller and Principal Accounting Officer